UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 16, 2020, the Compensation and Nomination Committee of the board of directors (the “Board”) of Grindrod Shipping Holdings Ltd., (or the “Company”) approved the appointment of Mr. Murray Paul Grindrod as a non-executive director of the Company. The Board announces that Mr. Murray Paul Grindrod (“Mr. Grindrod”) has been appointed as a non-executive director of the Company, effective as of December 21, 2020.

Mr. Grindrod, aged 52, possesses a good knowledge of the Company and its operations, and his appointment as a non-executive director will strengthen the Board. The Board also notes that given Mr. Grindrod’s indirect interest in the 10.1% shareholdings of Grindrod Investments (Pty) Ltd., along with his prior employment as General Manager - Group Projects of Grindrod Shipping (South Africa) Pty Limited, he will be deemed as a ‘non-independent’ director under the Singapore Code of Corporate Governance and the Practice Guidance. Mr. Grindrod will hold office until the next annual general meeting (“AGM”) of the Company and his appointment shall then be subject to retirement by rotation and re-election at the AGM of the Company in accordance with the Constitution of the Company.

The Board would like to take this opportunity to welcome Mr. Grindrod to the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: December 21, 2020	/s/ Stephen Griffiths
Name: Stephen Griffiths
Title: Chief Financial Officer